Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mileberry, Inc.
221 N. Broad Street, Suite 3A
Middletown, DE 19709
https://mileberry.com/

Up to $1,069,999.00 in Common Stock at $7.00
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Mileberry, Inc.
Address: 221 N. Broad Street, Suite 3A, Middletown, DE 19709
State of Incorporation: DE
Date Incorporated: January 04, 2022

Terms:

Equity

Offering Minimum: $9,996.00 | 1,428 shares of Common Stock
Offering Maximum: $1,069,999.00 | 152,857 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $7.00
Minimum Investment Amount (per investor): $350.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Amount-based

$500:

1) 100 free deliveries from your favorite stores.

2) Perk has min $1,000 value.

$1,000:

1) 200 free deliveries from your favorite stores.

2) 200 free shipments to friends nationwide.

3) Perk has min $4,000 value.

$2,500:

1) 500 free deliveries from your favorite stores.

2) 500 free shipments to friends nationwide.

3) Perk has min $10,000 value.

$5,000:

1) 750 free deliveries from your favorite stores.

2) 750 free shipments to friends nationwide.

3) Branding of 1 Mileberry Hub free for 6 months.

4) Perk has min $25,000 value.

$10,000:

1) 1,000 free deliveries from your favorite stores.

2) 1,000 free shipments to friends nationwide.

3) Access to premium VIP features free for life.

4) Branding of 2 Mileberry Hubs free for 12 months.

5) Annual call with the CEO.

6) Perk has min $100,000 value.

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 30% bonus shares

Super Early Bird Bonus

Invest within the first week 25% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Mileberry will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $700. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Mileberry develops one of the first carrier agnostic (independent) parcel locker networks in the US, which we believe is disrupting the $150 bln last-mile delivery market. Our product Mileberry Hub is an innovative modular parcel locker and a fast, affordable and safe way to receive your online orders from any e-commerce website and also grocery orders(will be stored in cooling compartments), restaurant delivery orders(will be stored in heated compartments) and vending modules to buy first necessity items. Mileberry Hub is solar-powered, carbon neutral, and very secure. We also offer outbound shipments and return shipments to your retailer.

Mileberry was formed as a Delaware C-Corp in January of 2022.

Competitors and Industry

Based on our research & publicly available data, 1.7 Million packages are stolen in the US every day. The annual loss is estimated $9bln. Mileberry Hub helps to solve this problem. Mileberry offers an industry disruptive solution that is secure, affordable, and convenient. No more room for porch pirates. Besides that, we offer a very convenient solution to send and receive online orders like packages, grocery and restaurant orders that will be stored fresh and wait for the customers

We do not believe we have any direct competitors. Amazon has its own closed network. Unlike Amazon we offer our network for all players on the market - UPS, USPS, FedEx, Amazon, Pitney Bowes, DHL, and other big names, but also small companies and even mom-and-pop shops will be able to join the network through public API and start using it offering better service to the clients.

Current Stage and Roadmap

We successfully developed the product (years of extensive Research and Development). We also developed proprietary software that can be customized for the clients (including mobile apps). This year, we already started shipping our product to the customers and have generated $ 145,759 in revenue. We are raising capital in order to boost our expansion in the US. We plan to install 200-300 devices or Mileberry network and start selling Mileberry Hub on Franchising business model in order to get additional revenue streams and scale much faster.

The Team

Officers and Directors

Name: Roman Novozhenov

Roman Novozhenov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Director
  Dates of Service: November 01, 2021 - Present
  Responsibilities: Day-to-day management of the business. Currently, Roman does not take a salary as the business is developing. However, the following proposed plan is in place: once the Company hits $1m in revenue all co-founders will get an $80k annual salary.

Other business experience in the past three years:

- **Employer:** Ombibox
  Title: CEO/Co-Founder
  Dates of Service: August 01, 2014 - September 01, 2021
  Responsibilities: Responsible for project operations, product customization

Other business experience in the past three years:

- **Employer:** Omnic
  Title: Chief Consulting OFficer
  Dates of Service: January 01, 2020 - June 01, 2021
  Responsibilities: Responsible for project operations, product customization

Name: Andreas Wuzke

Andreas Wuzke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Business Development Officer
  Dates of Service: December 01, 2021 - Present
  Responsibilities: business development, partnerships, sales. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Click&Collect Service GmbH
  Title: CEO
  Dates of Service: September 01, 2016 - December 01, 2021
  Responsibilities: logistics, e-commerce. Sales and building partnerships

Name: Stephanie Peter Omale

Stephanie Peter Omale's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: December 01, 2021 - Present
  Responsibilities: Launching marketing and PR campaigns. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** QuickCheck
  Title: Marketing Manager
  Dates of Service: September 01, 2018 - August 01, 2021
  Responsibilities: marketing

Other business experience in the past three years:

- **Employer:** Carbon
  Title: Head of Online Marketing
  Dates of Service: August 01, 2021 - March 01, 2022
  Responsibilities: Marketing

Other business experience in the past three years:

- **Employer:** Afriex
  Title: Marketing/Growth
  Dates of Service: July 04, 2022 - Present
  Responsibilities: Assists the company with marketing

Name: Leo Listovshchyk

Leo Listovshchyk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: January 01, 2022 - Present
  Responsibilities: CTO

Other business experience in the past three years:

- **Employer:** MAGO SA
  Title: Head of Construction
  Dates of Service: February 01, 2017 - July 30, 2021

Responsibilities: Head of Construction

Name: Adrian Smith

Adrian Smith's current primary role is with Pye Tait Consulting. Adrian Smith currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: February 01, 2022 - Present
  Responsibilities: Strategy advising

Other business experience in the past three years:

- **Employer:** HSBC Bank plcHSBC Bank plc
  Title: Sales Executive
  Dates of Service: November 01, 2001 - July 01, 2008
  Responsibilities: Responsible for closing B2B deals

Other business experience in the past three years:

- **Employer:** Pye Tait Consulting
  Title: Consultant
  Dates of Service: July 01, 2008 - Present
  Responsibilities: Working in the logistics, last mile delivery, e-commerce sectors

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Mileberry Common Stock should only be undertaken by persons whose financial resources are

sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or

immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
We are reliant on one main type of service - the last mile delivery parcel locker market.

We may never have an operational product or service
It is possible that there may never be an operational Mileberry delivery hubs or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Delays or cost overruns in the development of our Mileberry delivery hubs and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get

nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Mileberry was formed on 01/04/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mileberry has incurred a net loss and has had limited revenues generated since inception. There is no assurance

that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Mileberry delivery hubs is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can

be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Mileberry or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Mileberry could harm our reputation and materially negatively impact our financial condition and business.

Market Conditions
An investment in Mileberry is speculative and may involve substantial investment and other risks. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of market competition, risk with respect to the execution of Mileberry's business objectives, and risk of illiquidity. The performance results of an investment in Mileberry can be volatile. No representation is made that the Mileberry will achieve certain performance goals or that any investment in Mileberry will make any profit or will not sustain losses. Past

performance is no indication of future results. There may be no secondary market for the Mileberry stock and it may be subject to substantial transfer restrictions.

Team
Mileberry has assembled a quality team to grow the company. However, it is possible that the company will not be able to successfully implement future components of the business model. If Mileberry is unable to operationalize key functionality, or the market does not respond positively to the key features, some or all of the usefulness of Mileberry platform may be at risk, despite any corrective actions Mileberry may take.

Third Parties
Mileberry may rely on third parties to develop the product. Mileberry may be unable to retain third parties with the requisite expertise, and those it does retain may not adequately perform their obligations under an agreement with Mileberry.

Business Model
Although Mileberry already has understanding of the business model and future monetization plans, Mileberry may make changes to the business model and monetization strategy for any number of reasons.

Liquidation
If Mileberry runs out of cash and not able to successfully monetize the business and/or raise additional capital, it may need to liquidate the business.

Monetization Strategy
The Company may change its financial monetization strategy in the future that can drastically impact financial projections. For example, the Company may elect for a longer period to offer free services in order to attract more customers/users. Such decisions may impact the financial plan and projections that were stated earlier by the management.

Management
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Future Plans
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Roman Novozhenov	510,000	Common Stock	51.0%
Andreas Wuzke	290,000	Common Stock	29.0%
Stephanie Peter Omale	200,000	Common Stock	20.0%

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 152,857 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 1,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $500,000.00
Maturity Date: May 01, 2022
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: qualified financing event

Material Rights

During 2022, the Company issued one convertible promissory note for a total of $500,000. The note carries a 4% APR, maturity date in May 2022, valuation rate of $5,000,000 and a 20% discount rate. The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event, sale of the company or at the maturity date. In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing 5,000,0000 by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing 5,000,000 by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

What it means to be a minority holder

As a minority holder of Mileberry of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: operations
  Date: January 04, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $500,000.00
  Use of proceeds: Operations
  Date: March 06, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

In the past, we raised funds for R&D and operations from the founders and VC fund. We have cash for the next 18 months of operations and during this time we plan to raise pre-series A round.

Foreseeable major expenses based on projections:

The major expenses are operations and business development. At this time they constitute $25k a month. Depending on the amount that we would raise during Reg CF, those expenses might increase in order for us to meet increase in the customer orders.

Future operational challenges:

The future challenge that we see relates to the faster than expected growth, which may result in operational and hiring bottlenecks. We have a very strong business development team that constantly analyzes our sales dynamics and customer acquisition.

Future challenges related to capital resources:

The future challenge that we see regarding the capital resources are market and economy dynamics. If the economy will enter recession period, it might be challenging to raise Series A or additional rounds of capital in the future.

Future milestones and events:

We do plan to generate around $1M in revenue within next 12 months. We already started supplying Mileberry product to the customers.

Please note Mileberry was formed in January 2022 and so our financials relate to FY 2022 until April 2022 when they were completed.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 30, 2022, the Company has capital resources available in the form of cash on hand in the Bank of America corporate account and a convertible note from Berkeley Hills Capital in the amount of $457,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. But at the same time we have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We have enough capital for the next 18 months of operations and also have investors that agreed to invest in pre-Series A round.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $25,000 for expenses related to operations and business development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for two years. This is based on a current monthly burn rate of $25,000 for expenses related to operations and business development. If the maximum amount would be raised, we would expand at higher rate and therefore expect the monthly burn rate to increase to $40,000 for expenses related to operations and business development.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** Convertible Notes
  Amount Owed: $500,000.00
  Interest Rate: 4.0%
  During 2022, the Company issued one convertible promissory note for a total of $500,000. The note carries a 4% APR, maturity date in May 2022, valuation rate of $5,000,000 and a 20% discount rate. The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event, sale of the company or at the maturity date. In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 80% of the price

per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing 5,000,0000 by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing 5,000,000 by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $7,000,000.00

Valuation Details:

We determined our pre-money valuation based on an analysis of multiple factors including the value of our software and hardware products. We believe $7mln is a fair valuation for Mileberry for the following reasons:

1) The current status of the industry & market: e-commerce is booming and last-mile delivery as well

2) Our product: we have a market-ready solution and first traction

3) Comparable Companies: there were several deals in the same industry that show the global appetite for this solution:

InPost made an IPO with 7bln euro valuation. InPost is a Poland-based Parcel Locker company that was founded originally in 1999 as a leaflet distribution business by a student. Customers can arrange the delivery and collection of parcels across InPost's network of self-service lockers. The company owned 12,254 automated parcel machines as of the end of 2020, handling 249 million deliveries through them. Advent acquired the business in 2017 as part of a push into the e-commerce market. Mileberry is similar in that it operates in the realm of InPosts current parcel locker business model however does not have the history of operations as InPost.

Instabox raised $190mln. Instabox is a delivery service exclusively available to selected online partners. They deliver your package to one of our hundreds of smart boxes. Instabox is based in Sweden. Instabox was formed in 2015.

HiveBox raised $400mln. Founded in 2015, HiveBox has received over a billion dollars of investment and is valued at over $3 billion USD. The initial funding ($78 million) came from 5 of China's biggest logistics businesses: SF Express, UDA Express, STO Express, ZTO Express and GLP (Global Logistic Properties.) In 2017, HiveBox acquired a business called CIMC E-Commerce & Logistics Technology for $123 million, adding 14,000 additional lockers (and an estimated 800,000 parcels daily) to their network, which at the time was around 60,000 locker banks. By 2020, the network was up to 170,000 banks of lockers, making it the biggest player in China's parcel locker market, which in total ran to 400,000 lockers. In May of that year, HiveBox announced that it was acquiring its biggest competitor in the space: state-owned China Post's own locker system, which represented nearly 25% of the market with 94,000 locker installations. That put HiveBox's market share up to 65%. In January 2021, HiveBox completed another round of financing, receiving $400 million USD in funding.

Budbee raised 40mln euro. Budbee is a tech company that operates a cutting-edge logistics service for e-commerce. Budbee currently operates in Sweden, The Netherlands, Denmark and Finland as a last-mile delivery company.

Mileberry is at the beginning of its journey in this industry and not at the same stages as the above-listed companies, however, our research has shown us that there is an interest in this market and the future of shipping and our ever-increasing reliance on online shopping and package delivery will require infrastructure to support it.

Saudi Arabia-based logistics startup RedBox has raised $5 million in a pre-Series A investment round, led by RAAF Holding Company and Mad'a Investments, with the participation of angel investors. Founded in 2019 by Thamer Altuwaiyan, RedBox allows customers to choose the nearest smart locker to collect their shipments through its smart lockers available in more than 18 cities around the KSA. Redbox is most similar in stage to Redbox based on its development and currently starting its fundraising.

4) Company Growth: We have a running business with a strong team of 15 people. I invested my own money and raised $500k from Silicon Valley VC.

Based on the above analysis the company determined its pre-money valuation internally without a formal independent 3rd party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all there is only one class of stock: common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $500,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,069,999.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  33.0%
  We plan to continuously improve delivery hubs and the software platform and add new features and functionality.

- *Marketing*
  35.0%
  Our goal is to have superb business development and sales/marketing. We will run our marketing on a lean, cost-efficient basis in order to keep user acquisition costs to one of the lowest in the industry.

- *Operations*
  15.0%
  Since the beginning, we ran a lean, cost effective start-up and plans to continue to do so in the future. We envision day-to-day operations expenses, such as rent, bookkeeping, office space and others.

- *Legal*
  11.5%
  Our goal is to expand internationally and offer our product to users in many countries. In order to be able to be able to operate on a global scale we will need to establish a solid legal foundation for Mileberry.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://mileberry.com/ (https://mileberry.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mileberry

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mileberry, Inc.

[See attached]

MILEBERRY INC.

FINANCIAL STATEMENTS FOR THE PERIOD ENDED APRIL 30, 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Mileberry Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Mileberry Inc., which comprise the balance sheet as of April 30, 2022, and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Mileberry Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
May 5, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

MILEBERRY INC.
BALANCE SHEET
APRIL 30, 2022
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	500,100
TOTAL CURRENT ASSETS		500,100
OTHER ASSETS		
Software development costs		147,000
TOTAL ASSETS	$	647,100

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	-
TOTAL CURRENT LIABILITIES		-
LONG-TERM LIABILITIES		
Convertible note		500,000
TOTAL LONG-TERM LIABILITIES		500,000
TOTAL LIABILITIES		500,000
SHAREHOLDERS' EQUITY		
Common stock, see note 4		10
Additional paid-in capital		237,090
Accumulated deficit		(90,000)
TOTAL SHAREHOLDERS' EQUITY		147,100
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	647,100

See independent accountant's review report and accompanying notes to financial statements.

MILEBERRY INC.
STATEMENT OF INCOME
APRIL 30, 2022
(unaudited)

REVENUES	**$ -**
COST OF GOODS SOLD	**-**
GROSS PROFIT	**-**
OPERATING EXPENSES	
General and administrative	**5,000**
Professional fees	**3,000**
Salary and wages	**53,000**
Sales and marketing	**29,000**
TOTAL OPERATING EXPENSES	**90,000**
NET OPERATING LOSS	**(90,000)**
NET LOSS	**$ (90,000)**

See independent accountant's review report and accompanying notes to financial statements.

MILEBERRY INC.
STATEMENT OF EQUITY
APRIL 30, 2022
(unaudited)

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	Contributed Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 4, 2022 (INCEPTION)	-	$ -	-	-	$ -	$ -
Issuance of common stock	10,000	10	237,090	-	-	$ 237,100
Net loss	-	-	-	-	(90,000)	$ (90,000)
ENDING BALANCE, APRIL 30, 2022	**10,000**	**$ 10**	**$ 237,090**	**$ -**	**$ (90,000)**	**$ 147,100**

See independent accountant's review report and accompanying notes to financial statements.

MILEBERRY INC.
STATEMENT OF CASH FLOWS
APRIL 30, 2022
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (90,000)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in liabilities:	
Accounts payable	-
CASH USED FOR OPERATING ACTIVITIES	(90,000)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for intangible assets	(147,000)
CASH USED FOR INVESTING ACTIVITIES	(147,000)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of convertible notes	500,000
Issuance of common stock	237,100
CASH PROVIDED BY FINANCING ACTIVITIES	737,100
NET INCREASE IN CASH	500,100
CASH AT INCEPTION	-
CASH AT END OF PERIOD	$ 500,100

CASH PAID DURING THE YEAR FOR:	
INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company

Mileberry Inc. (the "Company") was incorporated in the State of Delaware on January 4, 2022. The Company specializes in a postage and delivery hub with the following modules of postal, laundry, fresh, vending, and hot. Additionally, the hubs are solar powered, modular construction, available for C2C, contactless delivery, and available 24/7.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the period presented have been included.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of April 30, 2022, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2023 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of April 30, 2022.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables,

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable (continued)
historical experience and knowledge of specific customers. As of April 30, 2022, the Company had no accounts receivable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses as of the period ended April 30, 2022. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling delivery service hubs. The Company's payments are generally collected upfront. For the period ending April 30, 2022, the Company recognized no revenue.

Software Development Costs
In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Mileberry platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company anticipates to begin amortizing the costs, later in 2022.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the period ending April 30, 2022.

1. Summary of Significant Accounting Policies (continued)

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Convertible Notes

During 2022, the Company issued one convertible promissory note for a total of $500,000. The note carries a 4% APR, maturity date in May 2022, valuation rate of $5,000,000 and a 20% discount rate. The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event, sale of the company or at the maturity date.

In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing 5,000,0000 by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing 5,000,000 by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

4. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000 shares, at $0.001 par value per share. As of April 30, 2022, 10,000 shares have been issued and are outstanding.

5. Subsequent Events

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in SAFEs. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum, with these reviewed financial statements. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a 7.5% commission fee.

Managements Evaluation
The Company has evaluated subsequent events through May 5, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Mileberry

Self-service network for last-mile delivery


POST
POST
LAUNDRY
FRESH
VENDING
HOT

Website | Middletown, DE | CONSUMER PRODUCTS

$0.00 raised

0 Investors	$7M Valuation
$7.00 Price per Share	$350.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

At Mileberry, we believe to be building the first carrier agnostic (independent) parcel locker network in the US. Our patented Mileberry Hub is an innovative modular parcel locker - a fast, affordable, and safe way to receive online orders from any e-commerce website. This includes orders from grocery stores, restaurants, and vending modules - with temperature control to keep groceries cool, or restaurant orders hot. We are currently pre-revenue and believe we are approaching revenue this year. Mileberry has launched/ begun shipments of Mileberry Hubs in Europe, and we are looking to enter the U.S. market.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We believe Mileberry is one of the first carrier-independent, and also one of the first to offer a Green carbon neutral solution with a global focus, to send and receive orders, including cooled and heated products, all at a single location.

- Mileberry is aiming to solve the $9 Billion annual stolen goods problem in the US, and is also targeting the $150 Billion Global last mile delivery market, which is growing at a CAGR of 10% (source). We have already successfully raised $500k from the Silicon Valley VC fund.

- Our team is made up of 120 years of collective experience in logistics, e-commerce and IT, and we have 40 patents to back up our product (source). Additionally, we have a full in-house production cycle - from design to manufacturing and software development.

OVERVIEW

Revolutionizing last mile delivery with the proprietary click-and-collect technology

The reality is that we still live in a pandemic society. People continue avoiding personal contact when it comes to getting their essentials, and this has made last-mile delivery mainstream.

We're taking that even further through Mileberry: a self-service carrier agnostic network that is independent, and that anyone can use.

Mileberry makes last mile delivery affordable, high quality & sustainable.



VENDING
HOT
mileberry

With our click-and-collect technology, we make last-mile delivery affordable and high quality - offering solutions for courier and logistic companies, laundry, grocery, and restaurant deliveries alike.

Mileberry highlights



- successfully raised $500K from Silicon Vally VC funds
- market potential is huge —$150bn global last mile delivery market
- proprietary click-and-collect technology
- green carbon neutral solution with global focus

THE PROBLEM & OUR SOLUTION

We believe Mileberry disrupts the last-mile delivery process making it secure, efficient and sustainable

We think the last-mile of the supply chain is often neglected in the delivery process. On top of that, two million packages are lost or stolen in the US, that's worth $9 Billion annually (source).

the fast facts

packages
2 mln
per day are stole in the US

$9 bln
total goods worth



mileberry

As an add-on service, we offer delivery companies and e-commerce stores alike the ability to minimize package theft. No more porch pirates.

Through our automated Mileberry Hub, we offer an ability to send and receive online orders like packages, grocery, and restaurant orders that can be stored fresh while they wait for customers. It's self-service, operational 24/7, solar powered, carbon neutral, and very secure - all while keeping groceries cool and your restaurant deliveries hot.

we are revolutionizing last-mile delivery with the proprietary click-and-collect technology



When it comes to the Mileberry network, we charge $1.5 for every order received. Additionally, for our Franchising business model, we plan to charge $14,999 + $220 monthly maintenance fee for every hub.

Mileberry product hub

post	laundry	refridgerated	heated
28 cells	4 cells	7 cells	6 cells


solar powered
LAUNDRY
FRESH

- fresh grocery lockers
  temperature: 39F-46F
- hot restaurant delivery lockers
  temperature: 104F-140F
- ambient/dry parcel lockers

THE MARKET & OUR TRACTION

The Global last-mile delivery market size in 2020 was $150 Billion, growing at a 10% CAGR

And in the US, the market size for Mileberry is $30 Billion on parcels and $15 Billion in the hotel, restaurant, and catering segments (source).

huge US market

$30 bln
parcels

$15 bln
HoReCa


Mileberry

Unlike major closed network e-commerce platforms, we offer our network to all players in the package delivery market - but we go beyond just the big names. We also open our hub doors to small companies and mom-and-pop shops to join our network through public API, so they can offer more services to their clients.

multiple potential Mileberry locations

shopping malls · residential areas · apartments

hotels · parking lots · business centers · hospitals

coffee shops · retail stores · gas stations

Our milestones so far make us confident to believe we are on the path for Mileberry to disrupt the market:

- We raised $500K from a reputed VC fund in Silicon Valley
- We developed software to operate our network, offering new services on the market
- We have launched in Europe with shipments and installation of the cooling locker in Paris for Mon Marche retail network, and have secured orders to ship the Mileberry Hubs to Kingfisher in the UK
- Due to our orders and shipments outside of the U.S., we are anticipating approaching revenue this year

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**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

WHY INVEST

With last mile delivery booming, and a global need to reduce carbon emissions - we think we are at the right place at the right time

For B2B partners and end users, we believe to be providing a way to easily connect to a network for customer-friendly self-service - one that reduces our global carbon footprint and electricity costs while we're at it.

After we install the first 200-300 units, we hope to launch sales on the franchising business model to increase revenue streams and help us scale much faster.



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In the Press

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Meet Our Team



Roman Novozhenov

CEO, Co-Founder

15 years in IT, e-commerce, logistics. Launched 10+ companies with 3 successful exits & $20+ mln total valuation. Responsible for project operations, product customization, legal issues & IT at Mileberry



Andreas Wuzke

Chief Business Development Officer, Co-Founder

10+ yrs of experience in logistics, e-commerce. Sales and building partnerships genius. True networker.



Stephanie Peter Omale

Chief Marketing Officer, Co-Founder

Growth and marketing professional building relationships with digital agencies and startups.



Leo Listovshchyk

Head of R&D. Chief Technical Officer

PhD in Engineering Science, Professor at Polytechnics University. 20+ years of experience in design of machines and equipment. 41 patent filed within various teams of talented engineers globally



Adrian Smith

Board Director

20+ yrs in business strategy consulting. Worked with Tier 1 brands from logistics, last mile delivery and e-commerce industries and world known top managers from Forbes and Fortune 500 lists. Act as s strategy consultant only to the startups that are one step away to becoming unicorns

Offering Summary

Company	:	Mileberry, Inc.
Corporate Address	:	221 N. Broad Street, Suite 3A, Middletown, DE 19709
Offering Minimum	:	$9,996.00
Offering Maximum	:	$1,069,999.00
Minimum Investment Amount (per investor)	:	$350.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	1,428
Maximum Number of Shares Offered	:	152,857
Price per Share	:	$7.00
Pre-Money Valuation	:	$7,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Amount-based

$500:

1) 100 free deliveries from your favorite stores.

2) Perk has min $1,000 value.

$1,000:

1) 200 free deliveries from your favorite stores.

2) 200 free shipments to friends nationwide.

3) Perk has min $4,000 value.

$2,500:

1) 500 free deliveries from your favorite stores.

2) 500 free shipments to friends nationwide.

3) Perk has min $10,000 value.

$5,000:

1) 750 free deliveries from your favorite stores.

2) 750 free shipments to friends nationwide.

3) Branding of 1 Mileberry Hub free for 6 months.

4) Perk has min $25,000 value.

$10,000:

1) 1,000 free deliveries from your favorite stores.

2) 1,000 free shipments to friends nationwide.

3) Access to premium VIP features free for life.

4) Branding of 2 Mileberry Hubs free for 12 months.

5) Annual call with the CEO.

6) Perk has min $100,000 value.

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 30% bonus shares

Super Early Bird Bonus

Invest within the first week 25% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Mileberry will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $700. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Mileberry videos:

https://vimeo.com/700997855 - main fundraising

https://vimeo.com/700997557 - investor testimonial

https://vimeo.com/700998668 - product video

https://vimeo.com/700998927 - early adopter

Main fundraising:

Hi, I'm Adrian. As you know, shopping preferences and behaviors have changed dramatically over the last decade. More than 260 million American consumers shop online, which is about 80% of the population. At the same time, package theft is at an all time high with almost two million packages lost or stolen every single day in the US. eCommerce delivery theft also cost sellers around $9 billion each year. As a result, there has been a dramatic increase in demand for the Last Mile Delivery service. At Mileberry, we are building the first carrier agnostic parcel locker network with the goal to disrupt eCommerce delivery. We're all living in the era of COVID-19. Nowadays, people try to avoid personal contact, so self-service, self-checkout, and click and collect, have increasingly become the standard for any shopping activity. In the United States alone, the market for parcels, groceries, restaurant and food deliveries, is worth 55 billion.

Mileberry saves money and time for logistics, retail, and eCommerce businesses, as well as households. Our Mileberry hubs can be easily installed across neighborhoods, in front of apartment complexes, in business centers, and at a range of other high traffic locations. Mileberry makes Last Mile Delivery safe, convenient, and affordable.

The business model has numerous monetization channels, including B2B components, franchising, and branding options. All customers can easily manage their shipments and returns through our user-friendly app. Last year, we successfully raised half a million dollars from Berkeley Hills Capital to develop the product and build the software delivery management system. Today, we're raising $1 million to enhance our hub network with the advanced modules, expand our team, and our market coverage. As a next step, we'll be able to produce fresh food lockers that would have low temperatures to store groceries, as well as warm temperature lockers for restaurant deliveries. We're disrupting the 150 billion global Last Mile Delivery market by creating the first carrier agnostic parcel locker network, as this is the future of eCommerce and delivery services. So join us and let's make it happen together.

User/Early adopter review:

Over the last couple of years, online shopping has been a big part of my life. It's convenient. We're keeping ourselves safe from the pandemic and saves a lot of time. But you also have a problem if you're not home the second everything arrives. So you've got possibility of losing a product, or mostly stealing. You've got the porch pirates. Perishables going bad. Something needs to be cold. You're in bad shape, if it's not there right away, pizza. Then again, like the dry cleaning and other things are the only problem.

Mileberry changes that they have a unique solution, an independent delivery network that's both beneficial to consumers and businesses alike. The company is in the process of developing a wide network of delivery hubs. These will be installed in various locations, including shopping malls, parking lots, apartment buildings. The most beautiful part is I can pick the most convenient location and have my specific order sent there.

The delivery and pickup process is very simple and intuitive. Your granted access to a Mileberry hub only through authorized use and a proprietary app. Therefore, no more porch pirates taking things off my doorstep. Also, what I like about the Mileberry network is they're installing heating and cooling modules. This way I can order groceries and make sure that they are fresh by the time I get home no matter how long it takes me to get there. They're a great company with huge potential and I'm going to continue using them.

Investor review

We're living in the 21st century where everything is digitized, including shopping and delivery services. Last year, more than 2 billion people bought goods and services online. Mileberry is about making the last mile of online shopping and delivery experience more convenient, safe, and affordable. More and more people are looking for services to improve their daily life, and the last mile delivery market is long overdue for disruption. Mileberry created the first courier locker network, and they're on a path to disrupt the eCommerce delivery experience. Therefore, no more missing packages and deliveries and nowhere packages being stolen from the porch or doorstep. Mileberry is a true industry disruptor, and their unique value proposition is novel and ahead of the pack. That's why I invested in this company, and I urge others to do the same.

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Platform Compensation

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